UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13A-16 OR 15D-16 UNDER THE SECURITIES
 EXCHANGE ACT OF 1934

For the month of March 2016

Commission File Number:  001-33179

AEGEAN MARINE PETROLEUM NETWORK INC.
(Translation of registrant's name into English)

10, Akti Kondili
185 45, Piraeus
 Greece
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]     Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 1 to this Report on Form 6-K is a copy of the press release of Aegean Marine Petroleum Network Inc. (the "Company"), dated March 16, 2016, announcing the Company's financial and operating results for the fourth quarter ended December 31, 2015.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AEGEAN MARINE PETROLEUM NETWORK INC.
(registrant)

Dated: March 16, 2016	By:	/s/ E. Nikolas Tavlarios
	Name:	E. Nikolas Tavlarios
	Title:	President

Exhibit 1

Aegean Marine Petroleum Network Inc.
Announces Fourth Quarter 2015 Financial Results

Strong performance across the business drives record sales volumes and full-year results

New York, NY, March 16, 2016 – Aegean Marine Petroleum Network Inc. (NYSE: ANW) ("Aegean" or the "Company") today announced financial and operating results for the fourth quarter ended December 31, 2015.

Fourth Quarter Highlights and Full Year Financial Highlights

•	Recorded sales volumes of 4,029,567 metric tons in Q4 2015 and 13,482,478 metric tons for the full year.
•	Achieved gross profit of $88.3 million in Q4 and $331.8 million for the full year.
•	Generated operating income of $24.1 million in Q4.
•	Recorded net income attributable to Aegean shareholders of $9.7 million or $0.20 basic and diluted earnings per share for the fourth quarter and $35.9 million or $0.73 basic and diluted earnings per share for the full year.
o	Net income adjusted for gains/losses on sales of assets, impairment charges and a non-cash tax item amounting to $2.4 million was $12.1 million or $0.25 basic and diluted earnings per share for the fourth quarter and $43.7 million or $0.89 basic and diluted earnings per share for the full year
•	Generated EBITDA of $32.8 million in Q4 and $110.8 million for the full year.
o	Full year EBITDA adjusted for gains/losses on sales of assets and impairment charges was $116.2 million.

Fourth Quarter and Full Year Operational Highlights

•	Commenced operations in Rio de Janeiro, Brazil.
•	Increased percentage of blended products sold.
•	Completed the closure of Portland terminal as part of cost rationalization strategy.
•	Continued to cultivate relationships with key customers and suppliers.

E. Nikolas Tavlarios, Aegean's President, commented, "Our results demonstrate the merits of Aegean's unique operating strategy and the opportunistic steps we continuously take to position the company for growth, despite industry headwinds. During the year we leveraged our expanding geographic footprint and diversified business model to deliver strong financial and operational results, including record sales volumes. Looking ahead, our business model provides flexibility to control expenses and adjust to rapidly-changing market conditions. In 2016, we believe our focus on serving customers and selling blended products will generate greater profitability and strengthen our competitive position in large strategic markets. Through our continued successful execution, Aegean will continue to expand its platform for growth and value creation."

Generating Strong Financial Results

•	Revenue – The Company reported total revenue of $929.1 million for Q4 2015, a decrease of 35.4%, compared to the same period in 2014 due to the drop in oil prices. Voyage and other revenues decreased to $16.2 million or by 3.0% compared to the same period in 2014.

•	Gross profit – Gross Profit, which equals total revenue less directly attributable cost of revenue increased by 1.4% to $88.3 million in the fourth quarter of 2015 compared to $87.1 million in the same period in 2014. Gross Profit for the full year was $331.8 million which was in-line with the prior year's results.

•	Operating Expense – The Company reported operating expense of $64.2 million, a decrease of $4.4 million or 6.4% compared to the same period in prior year. Operating Expenses for the full year 2015 were $255.3 million, a decrease of 8.6% or $23.9 million compared to prior year.

•	Operating Income – Operating income for Q4 was $24.1 million, an increase of 30.3% compared to the same period in prior year. Operating income for the full year was $76.6 million, an increase of 32.3% or $18.7 million over the same period in 2014. Full year operating income adjusted for losses on sale of assets/impairment charges was $82.0 million.

•	Net Income – The Company achieved net income attributable to Aegean shareholders for the three months ended December 31, 2015 of $9.7 million, or $0.20 basic and diluted earnings per share an increase of $2.2 million or 29.2% compared to the same period in 2014. Net income for the full year was $35.9 million or $0.73 basic and diluted earnings per share. Net income adjusted for gains/losses on sales of assets, impairment charges and a non-cash tax item amounting to $2.4 million was $12.1 million or $0.25 basic and diluted earnings per share for the fourth quarter and $43.7 million or $0.89 basic and diluted earnings per share for the full year.

Operational Metrics

•	Sales Volume – For the three months ended December 31, 2015, the Company reported record marine fuel sales volumes of 4,029,567 metric tons an increase of 34.0% compared with the same period in 2014. Marine fuel sales volume excluding bulk trading was 3,439,966 metric tons, an increase of 14.4% compared with the same period in 2014.

•	EBITDA Per Metric Ton – For the three months ended December 31, 2015, the Company reported EBITDA per metric ton sold of $8.14. EBITDA per metric ton in the prior year period was $8.56 per metric ton.

•	Gross Spread Per Metric Ton – For the three months ended December 31, 2015, the Company reported gross spread per metric ton on an aggregate basis of $20.5 per metric ton. Gross spread per metric ton in the prior year period was $26.2 per metric ton.

Liquidity and Capital Resources

•	Net cash provided by operating activities was $5.3 million for the three months ended December 31, 2015. Net income, as adjusted for non-cash items (as defined in Note 9 below) was $14.9 million for the period.

•	Net cash provided from investing activities was $0.6 million for the three months ended December 31, 2015, primarily due to the release of restricted cash.

•	Net cash provided by financing activities was $19.2 million for the three months ended December 31, 2015.

•	As of December 31, 2015, the Company had cash and cash equivalents of $139.3 million and working capital of $341.8 million. Non-cash working capital, or working capital excluding cash and debt, was $477.6 million.

•	As of December 31, 2015, the Company had $937.2 million undrawn amounts under its working capital facilities and $139.3 million of unrestricted cash and cash equivalents to finance working capital requirements.

•	The weighted average basic and diluted shares outstanding for the three months ended December 31, 2015 was 47,436,366. The weighted average basic and diluted shares outstanding for the three months ended December 31, 2014 was 46,336,307 respectively.

Spyros Gianniotis, Aegean's Chief Financial Officer, stated, "During the year, we successfully entered into a new $120 million credit facility for our Fujairah oil terminal, which we believe will be a key growth driver in 2016 and beyond. With a strong balance sheet and with significant financial flexibility, Aegean is competitively positioned to deliver returns to shareholders in a variety of market conditions. Looking ahead, we will continue to evaluate efficient and profitable ways to execute our proven strategy and advance our position in the global fuel supply market."

Summary Consolidated Financial and Other Data (Unaudited)
	For the Three Months Ended December 31,		For the Year Ended December 31,
	2014	2015	2014	2015
	(in thousands of U.S. dollars, unless otherwise stated)
Income Statement Data:
Revenues - third parties	$1,421,385	$924,227	$6,625,244	$4,213,359
Revenues - related companies	16,139	4,872	36,557	20,058
Total revenues	1,437,524	929,099	6,661,801	4,233,417
Cost of revenues - third parties	1,297,505	822,602	5,971,819	3,764,684
Cost of revenues - related companies	52,920	18,180	352,888	136,904
Total cost of revenues	1,350,425	840,782	6,324,707	3,901,588
Gross profit	87,099	88,317	337,094	331,829
Operating expenses:
Selling and distribution	57,621	52,033	220,830	205,078
General and administrative	11,059	11,859	38,099	43,318
Amortization of intangible assets	376	298	3,323	1,421
(Gain) / Loss on sale of vessels, net	(413)	-	12,864	130
Impairment charge	-	-	4,062	5,308
Operating income	18,456	24,127	57,916	76,574
Net financing cost	(8,679)	(9,949)	(33,781)	(37,556)
Foreign exchange (loss) / gain, net	(2,787)	(291)	(6,032)	308
Income taxes benefit / (expense)	509	(4,176)	(464)	(3,446)
Net income	7,499	9,711	17,639	35,880
Less income attributable to non-controlling interest	(17)	-	49	-
Net income attributable to AMPNI shareholders	$7,516	$9,711	$17,590	$35,880
Basic earnings per share (U.S. dollars)	$0.16	$0.20	$$0.37	$0.73
Diluted earnings per share (U.S. dollars)	$0.16	$0.20	$$0.37	$0.73

EBITDA(1)	$22,894	$32,797	$82,019	$110,806

Other Financial Data:
Gross spread on marine petroleum products(2)	$79,633	$84,243	$304,545	$302,052
Gross spread on lubricants(2)	828	1,776	2,948	5,210
Gross spread on marine fuel(2)	78,805	82,467	301,597	296,842
Gross spread per metric ton of marine fuel sold (U.S. dollars) (2)	26.2	20.5	26.6	22.0
Net cash provided by operating activities	194,517	5,273	182,206	49,727
Net cash (used in) / provided by investing activities	(25,952)	588	(59,494)	(7,614)
Net cash (used in) / provided by financing activities	$(153,710)	$19,243	$(50,280)	$(28,254)

Sales Volume Data (Metric Tons): (3)
Total sales volumes	3,008,060	4,029,567	11,332,385	13,482,478

Other Operating Data:
Number of owned bunkering tankers, end of period(4)	48.0	49.0	48.0	49.0
Average number of owned bunkering tankers(4)(5)	48.4	49.0	50.2	48.8
Special Purpose Vessels, end of period (6)	1.0	1.0	1.0	1.0
Number of operating storage facilities, end of period(7)	14.0	12.0	14.0	12.0

Summary Consolidated Financial and Other Data (Unaudited)

	As of December 31, 2014	As of December 31, 2015

	(in thousands of U.S. dollars, unless otherwise stated)
Balance Sheet Data:
Cash and cash equivalents	129,551	139,314
Gross trade receivables	360,074	317,152
Allowance for doubtful accounts	(5,851)	(7,843)
Inventories	156,990	114,531
Current assets	736,328	730,950
Total assets	1,488,315	1,456,656
Trade payables	119,056	72,417
Current liabilities (including current portion of long-term debt)	533,735	389,109
Total debt	740,880	716,660
Total liabilities	920,899	835,130
Total stockholder's equity	567,416	621,526

Working Capital Data:
Working capital(8)	202,593	341,841
Working capital excluding cash and debt(8)	428,326	477,594

Notes:
1.	EBITDA represents net income before interest, taxes, depreciation and amortization. EBITDA does not represent and should not be considered as an alternative to net income or cash flow from operations, as determined by United States generally accepted accounting principles, or U.S. GAAP, and our calculation of EBITDA may not be comparable to that recorded by other companies. EBITDA is included herein because it is a basis upon which the Company assesses its operating performance and because the Company believes that it presents useful information to investors regarding a company's ability to service and/or incur indebtedness. The following table reconciles net income to EBITDA for the periods presented:

	For the Three Months Ended December 31,
	2014	2015
	(in thousands of U.S. dollars, unless otherwise stated)
Net income attributable to AMPNI shareholders	7,516	9,711

Add: Net financing cost including amortization of financing costs	8,679	9,949
Add: Income tax (benefit) / expense	(509)	4,176
Add: Depreciation and amortization excluding amortization of financing costs	7,208	8,961

EBITDA	22,894	32,797

2.	Gross spread on marine petroleum products represents the margin the Company generates on sales of marine fuel and lubricants. Gross spread on marine fuel represents the margin that the Company generates on sales of various classifications of marine fuel oil ("MFO") or marine gas oil ("MGO"). Gross spread on lubricants represents the margin that the Company generates on sales of lubricants. Gross spread on marine petroleum products, gross spread of MFO and gross spread on lubricants are not items recognized by U.S. GAAP and should not be considered as an alternative to gross profit or any other indicator of a Company's operating performance required by U.S. GAAP. The Company's definition of gross spread may not be the same as that used by other companies in the same or other industries. The Company calculates the above-mentioned gross spreads by subtracting from the sales of the respective marine petroleum product the cost of the respective marine petroleum product sold and cargo transportation costs. For arrangements in which the Company physically supplies the respective marine petroleum product using its bunkering tankers, costs of the respective marine petroleum products sold represents amounts paid by the Company for the respective marine petroleum product sold in the relevant reporting period. For arrangements in which the respective marine petroleum product is purchased from the Company's related company, Aegean Oil S.A., or Aegean Oil, cost of the respective marine petroleum products sold represents the total amount paid by the Company to the physical supplier for the respective marine petroleum product and its delivery to the custom arrangements, in which the Company purchases cargos of marine fuel for its floating storage facilities. Transportation costs may be included in the purchase price of marine fuels from the supplier or may be incurred separately from a transportation provider. Gross spread per metric ton of marine fuel sold represents the margin the Company generates per metric ton of marine fuel sold. The Company calculates gross spread per metric ton of marine fuel sold by dividing the gross spread on marine fuel by the sales volume of marine fuel. Marine fuel sales do not include sales of lubricants. The following table reflects the calculation of gross spread per metric ton of marine fuel sold for the periods presented:

	For the Three Months Ended December 31,
	2014	2015

Sales of marine petroleum products	1,420,811	912,890
Less: Cost of marine petroleum products sold	(1,341,178)	(828,647)
Gross spread on marine petroleum products	79,633	84,243
Less: Gross spread on lubricants	(828)	(1,776)
Gross spread on marine fuel	78,805	82,467

Sales volume of marine fuel (metric tons)	3,008,060	4,029,567

Gross spread per metric ton of marine fuel sold (U.S. dollars)	26.2	20.5

3.	Sales volume of marine fuel is the volume of sales of various classifications of MFO and MGO for the relevant period and is denominated in metric tons. The Company does not include the sales volume of lubricants in the calculation of gross spread per metric ton of marine fuel sold.

4.	Bunkering fleet comprises both bunkering vessels and barges.

5.	Figure represents average bunkering fleet number for the relevant period, as measured by the sum of the number of days each bunkering tanker or barge was used as part of the fleet during the period divided by the cumulative number of calendar days in the period multiplied by the number of bunkering tankers at the end of the period. This figure does not take into account non-operating days due to either scheduled or unscheduled maintenance.

6.	Special Purpose Vessels consists of the Orion, a 550 dwt tanker which is based in our Greek market.

7.	The Company owns one barge, the Mediterranean, as a floating storage facility in Greece. The Company also operates on-land storage facilities in Las Palmas, Fujairah, Tangiers, Panama, U.S.A., Hamburg and Barcelona.
The ownership of storage facilities allows the Company to mitigate its risk of supply shortages. Generally, storage costs are included in the price of refined marine fuel quoted by local suppliers. The Company expects that the ownership of storage facilities will allow it to convert the variable costs of this storage fee mark-up per metric ton quoted by suppliers into fixed costs of operating its owned storage facilities, thus enabling the Company to spread larger sales volumes over a fixed cost base and to decrease its refined fuel costs.

8.	Working capital is defined as current assets minus current liabilities. Working capital excluding cash and debt is defined as current assets minus cash and cash equivalents minus restricted cash minus current liabilities plus short-term borrowings plus current portion of long-term debt.

9.	Net income as adjusted for non-cash items, such as depreciation, provision for doubtful accounts, restricted stock, amortization, deferred income taxes, loss on sale of vessels, net, impairment losses, unrealized loss/(gain) on derivatives and unrealized foreign exchange loss/(gain), net, is used to assist in evaluating our ability to make quarterly cash distributions. Net income as adjusted for non-cash items is not recognized by accounting principles generally accepted in the United States and should not be considered as an alternative to net income or any other indicator of the Company's performance required by accounting principles generally accepted in the United States.

Fourth Quarter 2015 Dividend Announcement
On March 16, 2016, the Company's Board of Directors declared a fourth quarter 2015 dividend of $0.02 per share payable on April 13, 2016 to shareholders of record as of March 30, 2016. The dividend amount was determined in accordance with the Company's dividend policy of paying cash dividends on a quarterly basis subject to factors including the requirements of Marshall Islands law, future earnings, capital requirements, financial condition, future prospects and such other factors as are determined by the Company's Board of Directors. The Company anticipates retaining most of its future earnings, if any, for use in operations and business expansion.
Conference Call and Webcast Information
Aegean Marine Petroleum Network Inc. will conduct a conference call and simultaneous Internet webcast on Thursday, March 17, 2016 at 8:30 A.M. Eastern Time, to discuss its fourth quarter results. Investors may access the webcast and related slide presentation, by visiting the Company's website at www.ampni.com, and clicking on the webcast link. The conference call also may be accessed via telephone by dialing (800) 862-9098 (for U.S.-based callers) or (785) 424-1051 (for international callers) and enter the passcode: 9274352.

If you are unable to participate at this time, a replay of the call will be available for two weeks at 888-203-1112 or 719-457-0820. Enter the code 9274352 to access the audio replay. The webcast will also be archived on the Company's website:
http://www.ampni.com.

About Aegean Marine Petroleum Network Inc.
Aegean Marine Petroleum Network Inc. is an international marine fuel logistics company that markets and physically supplies refined marine fuel and lubricants to ships in port and at sea. The Company procures product from various sources (such as refineries, oil producers, and traders) and resells it to a diverse group of customers across all major commercial shipping sectors and leading cruise lines. Currently, Aegean has a global presence in 32 markets and a team of professionals ready to serve our customers wherever they are around the globe. For additional information please visit: www.ampni.com

Cautionary Statement Regarding Forward-Looking Statements
Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "intend," "anticipate," "estimate," "project," "forecast," "plan," "potential," "may," "should," "expect" and similar expressions identify forward-looking statements. The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include our ability to manage growth, our ability to maintain our business in light of our proposed business and location expansion, our ability to obtain double hull secondhand bunkering tankers, the outcome of legal, tax or regulatory proceedings to which we may become a party, adverse conditions in the shipping or the marine fuel supply industries, our ability to retain our key suppliers and key customers, material disruptions in the availability or supply of crude oil or refined petroleum products, changes in the market price of petroleum, including the volatility of spot pricing, increased levels of competition, compliance or lack of compliance with various environmental and other applicable laws and regulations, our ability to collect accounts receivable, changes in the political, economic or regulatory conditions in the markets in which we operate, and the world in general, our failure to hedge certain financial risks associated with our business, our ability to maintain our current tax treatments and our failure to comply with restrictions in our credit agreements and other factors. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

CONTACTS:
Aegean Marine Petroleum Network Inc.
(212) 430-1098